                                                                     Exhibit 14


     The Audit Committee, which met three times during the year, consists of Messrs. Evans, Guttag, Reinhold, Schulte and Thorsen (Chairman). The Audit Committee's responsibilities include the following: (i) satisfying itself that the Company's internal control system is effective and sufficient to safeguard the assets of the Company and permit the issuance of reliable financial reports for both internal and external purposes; (ii) reviewing the Company's accounting principles and practices and approving changes that are expected to have a significant impact on the Company's current or future financial statements;
(iii) satisfying itself that the Company's financial statements present fairly the Company's financial condition and the results of its operations; (iv) satisfying itself as to the adequacy of the Company's financial statement disclosure; and (v) serving as an informed voice on the Board of Directors in evaluating and supporting the financial, accounting and internal audit functions of the Company.

     The Human Resources Committee, which met twice during the year, consists of Messrs. Dammeyer, Embry (Chairman) and Evans and Ms. Rosenberg. The Human Resources Committee's responsibilities include the following: (i) reviewing and approving the Company's executive compensation structure and overall benefits program; (ii) administering certain of the Company's benefit plans; (iii) monitoring the performance and succession of senior management and recommending improvements when and as necessary; and (iv) providing for orderly continuity (including by recommending director nominees to the full Board) of membership on the Board of Directors and its Committees.

     The Pension Administration/Investment Committee, which met once during the year, consists of Messrs. Borghese, Dammeyer (Chairman) and Schulte. The Pension Administration/Investment Committee's responsibilities include the following:
(i) administering the Revco D.S., Inc. Retirement Income Plan and Trust, as amended, in a nondiscriminatory manner for the exclusive benefit of participants and their beneficiaries, as required by the Plan documents and applicable law; and (ii) administering the 401(k) Savings Plan of Revco D.S., Inc., as amended, in a nondiscriminatory manner for the exclusive purpose of providing benefits to the members and their beneficiaries, in accordance with the Plan documents and applicable law.

COMPENSATION OF THE BOARD

     Only directors of the Company who are Revco employees are eligible to participate in the Company's profit sharing, management incentive or pension plans, except that, under the Pension Plan, directors who were covered by the plan as Revco employees with vested rights retain such vested rights.

     Only directors of the Company who are not Revco employees are paid fees or remuneration for services on the Board or on any committee of the Board. Such fees consist of an annual stipend of $30,000 for each director plus $1,000 for each committee member, other than the committee chairman, or $1,250 for the committee chairman, for each committee meeting attended on a date on which no Board meeting is scheduled. The annual stipend is paid in equal quarterly payments which are subject to a $1,000 reduction for each missed Board meeting. Directors also receive payment of travel and lodging expenses in connection with their attendance at Board and committee meetings.

     Pursuant to the terms of the Company's 1992 Non-Employee Directors' Stock Option Plan, as amended (the "Directors' Plan"), current and future non-employee directors of the Company other than Messrs. Zell, Embry and Schulte are eligible to receive grants of non-qualified stock options. The current non-employee directors eligible to receive stock options under the Directors' Plan are Messrs. Borghese, Dammeyer, Evans, Guttag, Reinhold and Thorsen and Ms. Rosenberg. On July 27, 1992, each of the directors identified above (other than Messrs. Dammeyer and Guttag and Ms. Rosenberg) as being eligible to receive options under the Directors' Plan, as well as one former director who was a director on July 27, 1992, was granted an option to purchase 10,000 shares of Common Stock at the fair market value on the date of grant. Mr. Dammeyer was granted, on December 15, 1992, an option to purchase 10,000 shares of Common Stock at the fair market value on the date of grant. Mr Guttag and Ms. Rosenberg were each granted, on March 21, 1994, an option to purchase 10,000 shares of Common Stock at the fair market value on the date of grant. On July 27, 1993, July 27, 1994 and July 27, 1995, each eligible director (other than Mr. Guttag and Ms. Rosenberg), and on

March 21, 1995, each of Mr. Guttag and Ms. Rosenberg, was granted an option to purchase 5,000 shares of Common Stock at the fair market value on the date of grant.

PROCEEDINGS RELATING TO DIRECTORS

     On September 9, 1993, Mr. Embry and Magten Asset Management Corporation ("Magten"), without admitting or denying the allegations in a complaint by the Securities and Exchange Commission (the "Commission"), consented to the entry of judgments enjoining them from violating (and, in the case of Mr. Embry, aiding and abetting violations of) anti-fraud and other provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Investment Advisers Act of 1940, as amended, and the Investment Company Act of 1940, as amended. The Commission's complaint alleged principally that Mr. Embry failed to advise clients of certain personal trades relevant to the clients' holdings, to obtain certain consents required under applicable law in connection therewith and to comply with certain reporting requirements. The complaint did not involve the securities of the Company. As part of the settlement, Mr. Embry made a $1 million payment for the benefit of certain of Magten's clients.

     During fiscal year 1994, Mr. Thorsen consented, without a hearing and without admitting or denying the matters set forth therein, to the issuance of an order of the Commission, and to the entry of the findings and imposition of the remedial sanctions set forth therein. The matters covered by the order have no relationship either to the Company or its securities.

                             ELECTION OF DIRECTORS

NOMINEES

     The twelve persons nominated by the Board of Directors for election at the 1995 Annual Meeting are Carl A. Bellini, Livio M. Borghese, Rod F. Dammeyer, Talton R. Embry, Ben Evans, John V. Guttag, D. Dwayne Hoven, Walter B. Reinhold, Sheli Z. Rosenberg, David M. Schulte, Thomas O. Thorsen and Sam Zell. Biographical information regarding the twelve nominees and information regarding their share ownership is set forth herein under the captions "The Board of Directors" and "Security Ownership of Certain Persons".

VOTING INFORMATION FOR PROPOSAL ONE

     The shares represented by the enclosed proxy will be voted "FOR" the election of the twelve nominees unless otherwise directed. All elections for Directors shall be decided by a plurality of the votes of the shares of Common Stock voting in person or by proxy, and entitled to vote on the election of Directors, at the Annual Meeting. The Company anticipates that all nominees will, if elected, be able to serve. However, if any nominee becomes unable to serve for any reason, the shares represented by the enclosed proxy may be voted for such substituted nominee as may be designated by the Board of Directors.

     THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" ALL
NOMINEES.

SECURITY OWNERSHIP OF CERTAIN PERSONS

     The following table sets forth information regarding the stock ownership as of August 18, 1995 of all directors of the Company, all directors and officers as a group, and all persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock:

                                          NUMBER OF
                 NAME                       SHARES                            PERCENTAGE
---------------------------------------   ----------                          ----------
FMR Corp.                                  9,450,822(1)                         14.08%(1)
  82 Devonshire Street Boston,
  Massachusetts 02109
General Motors Investment Management       3,486,525(2)                          5.20%(2)
  Corporation
  767 Fifth Avenue
  New York, New York 10153
Magten Asset Management Corporation        7,400,799(3)                         11.03%(3)
  35 East 21st Street
  New York, New York 10010
Zell/Chilmark Fund, L.P.                  13,102,288(4)                         19.52%(4)
  Two North Riverside Plaza,
  Suite 1500
  Chicago, Illinois 60606
DIRECTORS:
  Carl A. Bellini                            126,314(5)                              *(5)
  Livio M. Borghese                           21,199(6)                              *(6)
  Rod F. Dammeyer                             19,835(7)                              *(7)
  Talton R. Embry                          7,750,948(8)                         11.55%(8)
  Ben Evans                                   32,624(9)                              *(9)
  John V. Guttag                              15,521(10)                             *(10)
  D. Dwayne Hoven                            302,303(11)                             *(11)
  Walter B. Reinhold                          26,310(12)                             *(12)
  Sheli Z. Rosenberg                           7,169(13)                             *(13)
  David M. Schulte                        13,102,288(4)                         19.52%(4)
  Thomas O. Thorsen                           22,042(14)                             *(14)
  Sam Zell                                13,102,288(4)                         19.52%(4)
NAMED EXECUTIVE OFFICERS:
  D. Dwayne Hoven                            302,303(11)                             *(11)
  Carl A. Bellini                            126,314(5)                              *(5)
  Gregory K. Raven                           200,392(15)                             *(15)
  Jack A. Staph                              104,906(16)                             *(16)
  James P. Mastrian                           91,112(17)                             *(17)
All directors and officers as a group     22,193,042                            33.07%
  (34 individuals)
                                                        (4)(5)(6)(7)(8)(9)                  (4)(5)(6)(7)(8)(9)
                                                          (10)(11)(12)(13)                    (10)(11)(12)(13)
                                                      (14)(15)(16)(17)(18)                (14)(15)(16)(17)(18)

---------

    * Less than 1%

 (1) Based on a Statement on Schedule 13G, dated February 13, 1995, filed by FMR Corp., a corporation organized under the laws of the Commonwealth of Massachusetts. In its filing, FMR Corp. states that: Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 8,862,866 of the shares of Common Stock as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940;

     Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Exchange Act, is the beneficial owner of 563,422 shares of Common Stock as a result of its serving as investment manager of institutional accounts; and Fidelity International Limited, a Bermudian joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature, is the beneficial owner of 24,534 shares of Common Stock.

 (2) Based on a Statement on Schedule 13G, dated April 28, 1994, filed by General Motors Investment Management Corporation ("GMIMCo"), a corporation organized under the laws of the State of Delaware. In its filing, GMIMCo states that it is registered as an investment adviser under the Investment Advisers Act of 1940 and that its principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of General Motors Corporation ("GM") and its subsidiaries and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo also states that it has the responsibility to select and terminate investment managers with respect to such plans and, in this regard, three such retained managers, one of whom is Magten Asset Management Corporation, manage the shares to which this footnote relates on a discretionary basis (including with respect to voting and investment power). GMIMCo states that, in view of its authority to terminate such managers, the information in the Schedule 13G was provided.

 (3) Magten Asset Management Corporation ("Magten") has beneficial ownership of an aggregate 7,400,799 shares of Common Stock of the Company.

     Investment advisory clients of Magten beneficially own all of the shares of Common Stock shown as beneficially owned by Magten (collectively, the "Investment Advisory Shares"). Magten has shared dispositive power with respect to all of the shares of Common Stock beneficially owned by the clients, shared voting power with respect to 5,481,708 of these shares and no voting power with respect to 1,919,091 of these shares.

     Magten may be deemed to be the beneficial owner of the Investment Advisory Shares because Magten's investment advisory contracts with its investment advisory clients grant it the power to vote and dispose of such shares. Magten has declared that pursuant to Rule 13d-4 promulgated under the Exchange Act, the filing by it of its Schedule 13D shall not be construed as an admission that it is the beneficial owner of those shares.

 (4) All of these shares are owned by Zell/Chilmark. Zell/Chilmark is a Delaware limited partnership. The general partner of Zell/Chilmark is ZC Limited Partnership, an Illinois limited partnership whose sole business is to act as general partner of and manage the investment of the capital of Zell/Chilmark. The sole general partner of ZC Limited Partnership is ZC Partnership, a Delaware general partnership, the sole partners of which are ZC, Inc., an Illinois corporation wholly-owned and controlled by Samuel Zell, and CZ Inc., a Delaware corporation wholly-owned and controlled by David M. Schulte. Mr. Zell and Mr. Schulte are directors of the Company. Under the regulations of the Commission, Mr. Zell and Mr. Schulte may be deemed to be the beneficial owners of all of the shares of Common Stock which are beneficially owned by Zell/Chilmark. Mr. Zell and Mr. Schulte disclaim beneficial ownership of the shares of Common Stock beneficially owned by Zell/Chilmark.

 (5) Consists of: (i) 35,216 shares held by Mr. Bellini individually; (ii) 1,305 shares held by Mr. Bellini's son who resides with him; and (iii) 89,793 shares subject to currently exercisable non-qualified stock options granted pursuant to the Incentive Plan. Mr. Bellini disclaims beneficial ownership of the shares referred to in (ii) above.

 (6) Consists of: (i) 6,353 shares held by Mr. Borghese individually; and (ii) 14,846 shares subject to currently exercisable non-qualified stock options granted pursuant to the Directors' Plan.

 (7) Consists of: (i) 19,835 shares subject to currently exercisable non-qualified stock options granted pursuant to the Directors' Plan.

 (8) Mr. Embry, as sole stockholder and a Managing Director of Magten, may be deemed to beneficially own all the shares of Common Stock beneficially owned by Magten, as described in footnote (3) above.

     In addition, Mr. Embry owns directly 1,413 shares of Common Stock. Mr. Embry has sole voting and dispositive power with respect to the 1,413 shares of Common Stock owned directly by him.

     Mr. Embry, as trustee of four pension trusts for the benefit of current and former employees of Magten, including himself (the "Pension Trusts"), also has sole voting and dispositive power with respect to 338,320 shares of Common Stock owned by such trusts (collectively, the "Pension Trust Shares").

     Mr. Embry, as trustee for three trusts for members of his family (the "Family Trusts"), has sole voting and investment power with respect to 8,061 shares of Common Stock (collectively, the "Family Trust Shares").

     Mr. Embry, as custodian for his son, has sole dispositive and voting power with respect to 942 shares of Common Stock, and may be deemed under Section 13(d) of the Exchange Act to have beneficial ownership of 1,413 shares of Common Stock of the Company owned by his wife.

     The shares described in footnote (3) above as beneficially owned by Magten with respect to which Mr. Embry may be deemed a beneficial owner, together with the additional shares described in this footnote (8) with respect to which Mr. Embry may also be deemed a beneficial owner, aggregate 7,750,948 shares of Common Stock.

     Mr. Embry has declared that pursuant to Rule 13d-4 the filing by him of his
     Schedule 13D shall not be construed as an admission that he is the beneficial owner of the Investment Advisory Shares, the Pension Trust Shares (to the extent such shares exceed his and his wife's pro rata interest as beneficiaries of such trusts) or the Family Trust Shares. Mr. Embry disclaims beneficial ownership of the shares owned by his wife.

 (9) Consists of: (i) 10,582 shares held by Mr. Evans individually; and (ii) 22,042 shares subject to currently exercisable non-qualified stock options granted pursuant to the Directors' Plan.

(10) Consists of: (i) 8,352 shares held by Mr. Guttag individually; and (ii) 7,169 shares subject to currently exercisable non-qualified stock options granted pursuant to the Directors' Plan.

(11) Consists of: (i) 38,218 shares held jointly by Mr. Hoven and his wife; and
     (ii) 264,085 shares subject to currently exercisable non-qualified stock options granted pursuant to the Incentive Plan.

(12) Consists of: (i) 4,268 shares held by Mr. Reinhold individually; and (ii) 22,042 shares subject to currently exercisable non-qualified stock options granted pursuant to the Directors' Plan.

(13) Consists of 7,169 shares subject to currently exercisable non-qualified stock options granted pursuant to the Directors' Plan.

(14) Consists of 22,042 shares subject to currently exercisable non-qualified stock options granted pursuant to the Directors' Plan.

(15) Consists of: (i)10,722 shares held by Mr. Raven individually; (ii) 187,687 shares subject to currently exercisable non-qualified stock options granted pursuant to the Incentive Plan; and (iii) 1,983 shares held by Mr. Raven's wife. Mr. Raven disclaims beneficial ownership of the shares owned by his wife. On August 3, 1995, Mr. Raven announced his resignation from his positions with the Company.

(16) Consists of: (i) 10,512 shares held by Mr. Staph individually; and (ii) 94,394 shares subject to currently exercisable non-qualified stock options granted pursuant to the Incentive Plan.

(17) Consists of: (i) 8,884 shares held by Mr. Mastrian individually; and (ii) 82,228 shares subject to currently exercisable non-qualified stock options granted pursuant to the Incentive Plan.

(18) Includes 1,119,772 shares subject to currently exercisable non-qualified stock options granted pursuant to the Directors' Plan and the Incentive Plan.

                             EXECUTIVE COMPENSATION

COMPENSATION AND OPTION TABLES AND PERFORMANCE GRAPH

     The following tables show information with respect to the annual compensation for services in all capacities to the Company for the fiscal years ended May 29, 1993, May 28, 1994 and June 3, 1995 of (i) the chief executive officer and (ii) those persons who were, at June 3, 1995, the other four most highly compensated executive officers of the Company (the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM COMPENSATION
                                                                              ---------------------------------
                                                                                      AWARDS
                                                   ANNUAL COMPENSATION        ----------------------   PAYOUTS
                                             --------------------------------             SECURITIES  ---------
                                                                      OTHER   RESTRICTED  UNDERLYING  LONG-TERM    ALL
                                                                     ANNUAL     STOCK      OPTIONS    INCENTIVE   OTHER
               NAME AND                      SALARY (5)  BONUS (6)  COMPENS.   AWARD(S)    GRANTED     PAYOUTS   COMPENS.
          PRINCIPAL POSITION           YEAR     ($)         ($)        ($)       ($)         (#)         ($)       ($)
-------------------------------------- ----- ----------  ---------  --------- ----------  ----------  ---------  --------
D. Dwayne Hoven (1)                    1995   $600,001   $877,548      (7)        $0        336,009      $ 0       $277
President and Chief Executive Officer  1994    488,461    407,164      (7)         0        105,500        0          0
                                       1993    394,339    200,000      (7)         0        300,000        0          0

Carl A. Bellini (2)                    1995    401,332    439,742      (7)         0        104,263        0        185
Executive Vice President and           1994    342,594    227,180      (7)         0         45,000        0          0
  Chief Operating Officer              1993    241,250    109,675      (7)         0        125,000        0          0

Gregory K. Raven (3)                   1995    383,590    362,895      (7)         0         84,507        0        151
Executive Vice President-Finance       1994    313,283    207,663      (7)         0              0        0          0
  and Chief Financial Officer          1993    296,702    127,459      (7)         0        250,000        0          0

James P. Mastrian (4)                  1995    285,865    313,254      (7)         0         71,536        0        132
Executive Vice President of Marketing  1994    237,312    157,645      (7)         0         20,000        0          0
                                       1993    220,272     94,276      (7)         0        100,000        0          0

Jack A. Staph                          1995    242,208    231,919      (7)         0         41,814        0        109
Senior Vice President, Secretary       1994    225,241    149,304      (7)         0              0        0          0
  and General Counsel                  1993    217,192     91,855      (7)         0        125,000        0          0

---------------

(1) D. Dwayne Hoven was elected Chief Executive Officer of the Company effective August 1993 and was elected President of the Company in July 1992. From December 1991 to July 1992, Mr. Hoven served as Executive Vice President, Marketing and Stores for the Company.

(2) Carl A. Bellini was elected Executive Vice President and Chief Operating Officer on October 13, 1993. From August 1992 to October 1993, Mr. Bellini served as Executive Vice President of Marketing and Stores. From June 1992 to August 1992, Mr. Bellini was not an employee of the Company.

(3) On August 3, 1995, Gregory K. Raven announced his resignation from his positions with the Company.

(4) James P. Mastrian was elected Executive Vice President of Marketing on July 26, 1994. From June 1992 to July 1994, Mr. Mastrian served as Senior Vice President of Marketing.

(5) Salary information for fiscal year 1995 is based upon a fifty-three week reporting period. Salary information for fiscal years 1994 and 1993 is based upon fifty-two week reporting periods.

(6) Under the provisions of the EVA bonus plan, certain limitations exist regarding cash payout of the bonus earned. A portion of the bonus earned is deferred until future years and is paid out in accordance with plan provisions. Accordingly, not all of the bonus earned was paid. See "Report of the Human Resources Committee" included herein.

(7) Amounts are below the minimum amount required to be disclosed by applicable Exchange Act rules.


                      OPTIONS GRANTED IN LAST FISCAL YEAR

                                             INDIVIDUAL GRANTS(1)
                          -----------------------------------------------------------
                                     % OF TOTAL
                                      OPTIONS                                            POTENTIAL REALIZABLE VALUE AT ASSUMED
                                     GRANTED TO                                         ANNUAL RATES OF STOCK PRICE APPRECIATION
                          OPTIONS    EMPLOYEES     EXERCISE OR                                    FOR OPTION TERM (2)
                          GRANTED    IN FISCAL     BASE PRICE         EXPIRATION        ----------------------------------------
         NAME               (#)         YEAR         ($/SH)              DATE                   5%                   10%
-----------------------   -------    ----------    -----------    -------------------   ------------------    ------------------
D. Dwayne Hoven           300,000       20.2%        $ 18.00            July 26, 2004       $    2,529,900        $    7,740,300
                           26,952(4)     1.8%          18.00            July 27, 2002              201,547               524,728
                            9,057(4)     0.6%          18.00        December 13, 2003               70,056               214,461

Carl A. Bellini            30,000        2.0%          19.00       September 20, 2004              267,090               817,020
                           60,000        4.0%          18.00            July 26, 2004              505,980             1,548,060
                           10,400(4)     0.7%          18.00          August 19, 2002               69,701               194,407
                            3,863(4)     0.3%          18.00        December 13, 2003               29,880                91,472

Gregory K. Raven (3)       60,000        4.0%          18.00            July 26, 2004              505,980             1,548,060
                            2,455(4)     0.2%          18.00            July 27, 2002               21,098                50,536
                           22,052(4)     1.5%          18.00            July 27, 2002              164,905               429,330

James P. Mastrian          60,000        4.0%          18.00            July 26, 2004              505,980             1,548,060
                            9,801(4)     0.7%          18.00            July 27, 2002               73,292               190,816
                            1,735(4)     0.1%          18.00         January 03, 2004               13,420                41,083

Jack A. Staph              30,000        2.0%          18.00            July 26, 2004              252,990               774,030
                            9,801(4)     0.7%          18.00            July 27, 2002               73,292               190,816
                            2,013(4)     0.1%          18.00            July 27, 2002               17,300                41,438

---------------

(1) All options granted after July 27, 1993 are granted at the fair market value of the common stock at the date of grant. On each anniversary of the date of grant, the exercise price for each option granted increases annually by an amount equal to 5% of the option price then in effect for all non-vested options. Except for certain immediately vested options granted in July 1992 (see "Report of the Human Resources Committee"), options granted pursuant to the Incentive Plan vest as follows: 20% on the first anniversary of the date of grant; 40% on the second anniversary of the date of grant; 60% on the third anniversary of the date of grant; 80% on the fourth anniversary of the date of grant and 100% on the fifth anniversary of the date of grant. Options granted are for a term of not more than ten years from the date of grant.

(2) The dollar amounts under these columns are the result of the calculations at the 5% and 10% rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, of the Company's stock price. The dollar amounts assume that the exercise price increases by 5% per year on all non-vested options. The Company did not use an alternative formula for a grant date valuation, as the Company is not aware of any formula which will determine with reasonable accuracy a present value based on the future unknown or volatile factors.

(3) On August 3, 1995, Gregory K. Raven announced his resignation from his positions with the Company.

(4) These options were granted pursuant to anti-dilution provisions of the Incentive Plan as a result of a rights offering consummated in fiscal 1995. These options vest in accordance with the terms of the original option grant to which they pertain.


                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                      NUMBER OF SECURITIES
                                                           UNDERLYING
                                                      UNEXERCISED OPTIONS      VALUE OF UNEXERCISED
                                                               AT              IN-THE-MONEY OPTIONS
                           SHARES                       FISCAL YEAR-END         AT FISCAL YEAR-END
                         ACQUIRED ON      VALUE           EXERCISABLE/             EXERCISABLE/
                          EXERCISE       REALIZED        UNEXERCISABLE            UNEXERCISABLE
         NAME                (#)           ($)                (#)                      ($)
-----------------------  -----------     --------     --------------------     --------------------
D. Dwayne Hoven               0             $0               143,695                $1,430,111
                                                             572,814                 2,187,086
Carl A. Bellini               0              0                44,352                   417,653
                                                             211,411                   937,202
Gregory K. Raven (1)          0              0               126,277                 1,408,271
                                                             208,230                 1,482,094
James P. Mastrian             0              0                48,268                   506,232
                                                             143,268                   742,353
Jack A. Staph                 0              0                66,434                   747,152
                                                              95,880                   660,987

---------------

(1) On August 3, 1995, Gregory K. Raven announced his resignation from his positions with the Company.


                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
           AMONG REVCO D.S., INC., S & P 500 INDEX, AND PEER GROUP(A)


                        Jun-90   Jun-91   Jun-92   Jun-93   Jun-94   Jun-95

    REVCO                                   100    141.81   195.59   247.06
    S & P                81.43    91.03     100    111.61   116.37   139.86
    PEER                 75.63   101.6      100    115.15   118.85   142.46


(a) Peer group consists of the Company and the following drugstore chains: Arbor Drugs, Inc.; Big B, Inc.; Drug Emporium, Inc.; F&M Distributors; Fay's Inc.; Genovese Drug Stores, Inc.; Longs Drug Stores Corporation; Rite Aid Corporation; and Walgreen Co.

     The first day of trading of the Company's common stock was June 1, 1992. For purposes of constructing the above performance chart, the base year (i.e.
100) was set at June 1992, the beginning of the Company's 1993 fiscal year.

REPORT OF THE HUMAN RESOURCES COMMITTEE

Dear Stockholders:

     The Human Resources Committee (the "Committee") was created in June 1992. The current Committee consists of four members, none of whom is an employee of the Company. The Committee's functions include the review and approval of the Company's executive compensation structure and overall benefits program. Specifically, the Committee (i) reviews and recommends to the Board the financial targets for the Executive Compensation Program (as described below);
(ii) reviews and approves long-term incentive plans and makes recommendations to the Board; (iii) reviews and approves other matters relating to officer and key employee compensation; (iv) approves incentive objectives for members of the management executive committee for the upcoming fiscal year; (v) reviews and approves awards for the immediately preceding fiscal year under the Executive Compensation Program, and advises the Board of Directors; and (vi) reviews and approves salary increases for members of the management executive committee.

     The Committee believes that executive compensation should be tied closely to corporate performance, and to that end has taken steps to restructure certain elements of the executive compensation program to ensure that executive compensation is directly linked to total stockholder value. During the fiscal year ended June 3, 1995, there were three major components of executive compensation: base salary and bonus under the Revco Executive Compensation Program, and awards under the Incentive Plan. Each of these components is further discussed below.

  EXECUTIVE COMPENSATION PROGRAM

     Base salary and bonus guidelines are set forth in the Revco Executive Compensation Program. The purpose of the Executive Compensation Program is to establish and maintain a performance and achievement oriented environment throughout the Company. The program emphasizes the development of the Company so as to achieve and sustain above average growth in earnings with excellence in management, retailing, pharmacy and customer service. With this emphasis in mind, the program is designed so that executives may earn higher than average total compensation (base salary plus bonus) for doing an above-average job.

     BASE SALARY. The Company's overall salary structure is reviewed annually, using outside executive compensation surveys of the retail industry in general and chain drugstores in particular, to ensure that it remains competitive. Positions are classified within the salary structure on the basis of assigned responsibilities. The salary mid-point of a grade assigned to a position is the salary level that approximates the Company's judgment, based on an evaluation of the latest survey information available, as to appropriate compensation levels. Where salary information is unavailable for a particular position, the salary grade assigned is based on other positions having similar responsibilities within the Company and in companies with comparable revenues.

     Individual base salaries are reviewed at least annually; however, salaries are not necessarily increased each year. Decisions relating to salary increases are based upon guidelines furnished by senior management. Salary increases are granted based on each executive's performance as well as his position in the applicable salary range.

     Based on the most recent outside executive compensation surveys, the Committee believes that the Company's executive compensation ranks in the median among the general retail industry and in the upper quartile among chain drugstores.

     BONUS. On July 27, 1993 the Board of Directors approved the Committee's recommendation, which was based on an extensive review of the Company's previous bonus program in consultation with an outside firm, that the bonus program be modified. The objectives underlying the revised bonus program are to (i) more closely link bonus awards to value added for the Company's stockholders, and
(ii) promote a culture of performance and ownership among the Company's managers. The program involves sharing certain of the Company's business risks with stockholders, but also provides access to the upside potential associated with value creation. Accordingly, the program rewards long-term enduring improvements in stockholder value. The program, as revised effective with the 1995 fiscal year to ensure the existence of a direct link between bonuses and total stockholder value, is described below. All executive officers and senior managers, and certain regional and district managers are eligible to receive bonuses under the bonus program.

     Awards under the bonus program are focused on the generation of improved economic value added ("EVA"), which consists of net operating profit after taxes, as reduced by a capital charge. EVA results from (i) enhanced business efficiencies, (ii) profitable growth, and (iii) strategic expense reduction. For the fiscal year ended June 3, 1995, EVA was $40.289 million and target EVA was $20.379 million. At the beginning of each fiscal year, participants in the bonus program are credited with a number of performance units equal to their target bonus, which is a percentage (ranging from 15% to 60% for the Chief Executive Officer) of their base compensation. At the end of the fiscal year the units have a value based on the Company's EVA performance. If EVA improves sufficiently (currently, EVA for a fiscal year must improve by $5 million from the average of the previous year's actual EVA and the previous year's target
EVA), the units have a $1.00 value and the target award is earned. Underperformance results in a less than $1.00 unit value while particularly strong performance generates a greater than $1.00 value. The percentage increase or decrease is determined by reference to an EVA target interval based on a percentage of the Company's capital (currently, the Company must achieve an EVA increase of $14 million over the annual target EVA in order to achieve a unit value or $2.00). More specifically, the excess or deficit of actual EVA over target EVA is divided by the target interval to determine the percentage value of a unit. Bonus awards flow through a "bonus bank". If the bank balance is less than a specified percentage of the target award (currently 125%), the entire balance is paid; however, when the bank balance exceeds the specified percentage of the target award, only a portion of the excess (currently 1/3) is paid currently, and the balance is deferred and ultimately paid only if EVA performance is sustained. At the end of each three-year period, the expected EVA improvement target, as well as the EVA target interval, is adjusted to equal a percentage of the Company's ending capital at such time based on the average EVA improvement of certain representative companies and the average standard deviation of EVA of these companies. The amount of the bonus paid to the participants other than the Chief Executive Officer is also subject to the participant's satisfaction of individual performance objectives. The portion of the bonus based on satisfaction of individual performance goals ranges from 25% to 75%. For the plan year ended June 3, 1995, the Company exceeded target EVA with respect to the named executive officers by 142.21%, resulting in a value per unit of $2.42.

     LONG-TERM INCENTIVE PLAN

     The Incentive Plan was adopted by the Board of Directors on July 27, 1992 and approved by the Company's stockholders on October 14, 1992. There are 6,520,000 shares of Common Stock reserved for issuance under the Incentive Plan; as of August 18, 1995, 2,571,721 shares remained available for grants under the Incentive Plan. The Incentive Plan provides for the grant of incentive and non-qualified stock options, reload options, stock appreciation rights, restricted stock awards, stock bonus awards and performance plan awards. The Committee administers the Incentive Plan and has sole discretion to determine those employees to whom awards will be granted, the number of awards to be granted, the provisions applicable to each award and the time periods during which the awards may be exercised. No awards may be granted after July 27, 2002.

     To date, long-term incentive awards granted under the Incentive Plan consist solely of non-qualified stock options. In order to enhance the link to stockholder value and to create a strong performance requirement for options, the options include a 5% cost of capital charge. Under this approach, the exercise price of options granted under the Incentive Plan increases annually by 5% until the shares subject to the option vest.

     Awards made under the Incentive Plan are intended to provide key employees with additional incentives designed to enhance the profitable growth of the Company as well as the value of the Company's common stock. During the fiscal year ended June 3, 1995, the Committee awarded non-qualified stock options to acquire 336,009 shares of Common Stock, at a price per share of $18, to the President and Chief Executive Officer, and an aggregate of 302,120 shares, at an average price per share of $18.10, to the other named executive officers, for a total of 638,129 of the 1,485,239 options that were awarded under the Incentive Plan for the fiscal year ended June 3, 1995. These awards were made in recognition of the Company's strong financial performance and commitment to excellence in the conversion of stores acquired from Hook-SupeRx, Inc., and were based on a multiple of competitive annual grants as observed in the marketplace for persons in similar positions. Based on the survey information referred to above, the Committee believes that when the value of these stock options is considered in combination with cash compensation levels, the resulting total compensation opportunities for each of the named executive officers falls within the range of retail industry and chain drugstore compensation levels.

     With the exception of a total of 75,000 immediately vested grants (25,000 of which were awarded to the Chief Executive Officer, all of which have been exercised) made on July 27, 1992 to the named executive officers, awards made under the Incentive Plan vest over a period of five years at a rate of 20% each year, thereby encouraging the retention of key employees who receive awards. During the fiscal year ended June 3, 1995, the Committee adjusted the number of options held by officers and key employees through the grant of fair market value options pursuant to anti-dilution provisions of the Incentive Plan as a result of the completion during the fiscal year of a rights offering.

     COMPLIANCE WITH SECTION 162(M) OF THE CODE

     Section 162(m) of the Code, enacted in 1993, generally disallows a tax deduction to public companies for compensation over $1 million paid to the corporation's Chief Executive Officer and four other most highly compensated executive officers. Qualifying "performance-based compensation" will not be subject to the deduction limit if certain requirements are met. The Company may modify the bonus program from time to time to the extent necessary to ensure satisfaction of the requirements of Section 162(m). The Committee intends to take the position that the bonus portion of the program, as well as certain elements of the 1992 Long-Term Incentive Plan satisfy the requirements of
Section 162(m); however, there can be no assurance that the incentive and performance-related elements of the program will in fact qualify as "performance based compensation" under Section 162(m) of the Code or that the tax deductibility of compensation paid pursuant thereto will not in fact be limited by the $1 million statutory cap on deductible executive compensation.

                            RESPECTFULLY SUBMITTED,

Talton R. Embry, Chairman                         Ben Evans
Rod F. Dammeyer                                   Sheli Z. Rosenberg

EMPLOYMENT AGREEMENTS WITH CERTAIN EXECUTIVES

     The Company has entered into employment agreements (the "Executive Employment Agreements") with each of the named executive officers. Each of the Executive Employment Agreements is effective until terminated by the Company or the named executive officer, with or without cause. The Executive Employment Agreements provide that, in the event of a termination for cause by the named executive officer or a termination without cause by the Company, the Company will have an obligation to continue benefits and to pay the terminated named executive officer's salary for a period of 24 months.

DEFINED BENEFIT PLAN

     The Revco Retirement Income Plan and Trust, as amended ("Pension Plan"), is a defined benefit pension plan generally covering employees of the Company, other than those covered by collective bargaining agreements that provide for pension benefits.

     On reaching normal retirement at or after age 65, a participant is generally entitled to receive a monthly retirement benefit for life. Alternative actuarially equivalent forms of benefit payments are provided for in the Pension Plan. Vesting under the Pension Plan occurs after five years of service (with no vesting where less than five years of service has been completed).

     The annual retirement benefit at the normal retirement age of at least 65 is equal to an amount which, when added to the participant's social security benefit, is the product of the employee's average earnings for the last five years of his service and the applicable percentage set forth in the table below. If the employee has fewer than 30 years of credited service with the Company, the benefit determined by this formula is reduced by a percentage determined substantially by the ratio of the number of years of credited service to 30. A participant who has attained age 55 and has completed five years of service may elect early retirement with reduced monthly benefit payments.

     The amounts shown in the following table are based on the pension being paid during the lifetime of the retired employee only, including social security benefits, and would be reduced for service of less than 30 years and on an actuarially equivalent basis in the event of a survivor benefit or other optional form of payment.

                                        RETIREMENT BENEFIT
                FINAL AVERAGE              (% OF FINAL
                 MONTHLY PAY               AVERAGE PAY)
          -------------------------     ------------------
                $   500                         81%
                  1,000                         73
                  1,500                         65
                  2,000                         60
                  2,500                         56
                  3,000                         54
                  3,500                         52
                  4,000                         51
                  4,500 or more                 50

     The following table sets forth the estimated annual benefits (including social security) payable to a participant who qualifies for normal retirement in 1995 with the specified average earnings during the last five calendar years prior to retirement and the specified years of credited service:

 AVERAGE ANNUAL EARNINGS
           FOR                                     YEARS OF CREDITED SERVICE
     FIVE-YEAR PERIOD        ----------------------------------------------------------------------
 PRECEDING RETIREMENT(1)        10             15             20             25          30 OR MORE
--------------------------   --------       --------       --------       --------       ----------
        $125,000             $ 30,426       $ 38,445       $ 46,464       $ 54,483        $ 62,500
         150,000               34,592         44,694         54,796         64,898          75,000
         175,000               38,758         50,943         63,128         75,313          87,500
         200,000               42,926         57,195         71,464         85,733         100,000
         225,000               47,092         63,444         79,796         96,148         112,500
         250,000               51,258         69,693         88,128        106,563         125,000*
         300,000               59,592         82,194        104,796        127,398*        150,000*
         400,000               76,258        107,193        138,128*       169,063*        200,000*
         450,000               84,592        119,694        154,795*       189,898*        225,000*
         500,000               92,926        132,195*       171,463*       210,733*        250,000*
         600,000              109,592        157,194*       204,796*       252,398*        300,000*
         700,000              126,258*       182,193*       238,128*       294,063*        350,000*

---------
(1) For plan years beginning on or after January 1, 1989, the Code limits the amount of compensation that can be used for plan calculation purposes to $200,000 (indexed). For plan years beginning on or after January 1, 1994, this limit is reduced to $150,000 (indexed).

  * As required by the Code, plan payments may not provide annual benefits exceeding a maximum amount, currently $120,000.


     The years of credited service of those individuals named in the Cash Compensation Table as of June 3, 1995, were: Mr. Hoven--6.9167; Mr. Bellini--3.7500; Mr. Raven--7.5000; Mr. Staph--22.1667; and Mr.
Mastrian--4.2500. The amounts covered under the Pension Plan include salary and bonus for each of the named executive officers in the summary compensation table.